July 24, 2014

Todd Schiffman
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Highlands Bankshares
Registration Statement on Form S-1
Filed June 13, 2014
File No. 333-196774

Dear Mr. Schiffman:

Highlands Bankshares, Inc. (the “Company,” “we,” “our” or “us”) has received your letter dated June 25, 2014, containing comments on the Company’s above-referenced Registration Statement on Form S-1 (the “Registration Statement”).  This letter on behalf of the Company responds to each of the comments set forth in your letter.

The Company has revised the Registration Statement in response to the Staff’s comments and, concurrently with this letter, is filing a Pre-Effective Amendment No. 1 to the Registration Statement (the “Amendment”), which incorporates the revisions discussed in this letter and makes certain updates to the Registration Statement.

For convenience of reference, we have set forth your comments in bold below, with the Company’s response following each comment.

General

1.	Provide a legal analysis of your eligibility to have the selling shareholders sell the Series A Convertible Preferred Stock at the market on Form S-1.

Rule 415(a)(1)(i) under the Securities Act of 1933, as amended (the “Securities Act”) allows securities to be registered for “an offering to be made on a continuous or delayed basis in the future, provided that: (1) [t]he registration statement pertains only to: (i) [s]ecurities which are sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.”  The Registration Statement was filed on behalf of the selling shareholders named therein, none of whom is the Company, a subsidiary of the Company or a person of which the Company is a subsidiary.  Further, and in consideration of the factors set forth in the Division of Corporation Finance’s Securities Act

Rules Compliance and Disclosure Interpretation 612.09, we respectfully submit that the offering is a valid secondary offering on behalf of the selling shareholders and not a disguised primary offering on behalf of the Company.  Thus, the offering by the selling shareholders pursuant to the Registration Statement is a secondary offering eligible to be made on a shelf registration statement on Form S-1 under Rule 415(a)(1)(i).

Because the offering qualifies as a secondary offering, the offering is not being conducted by or on behalf of the Company for purposes of Rule 415(a)(4) under the Securities Act. Accordingly, the eligibility restrictions on primary “at the market” offerings pursuant to Rules 415(a)(4) and 415(a)(1)(x) are not applicable to the Registration Statement.  We respectfully submit that, in a bona fide secondary offering of securities on a continuous or delayed basis, Rule 415 does not require that selling shareholders offer and sell such securities at a fixed price, regardless of whether or not an active trading market for the securities exists.  Notwithstanding the foregoing, we have revised the “Plan of Distribution” in the Amendment to clarify that the Securities will not be sold at prices and on terms that will be determined by the then-prevailing market prices of the Series A Preferred Stock unless and until such time as a market develops for such Securities.

Cover Page

2.	State the 4,721,428 share amount as a percentage of total outstanding shares.

The requested revision has been made in the Amendment.

Selling Shareholders – page 24

3.	Please identify the natural person who is the beneficial owner of the shares held by each selling shareholder that is not a natural person.

The requested revision has been made in the Amendment.

4.	For each selling shareholder that is not a natural person, please advise whether or not the shareholder is a broker-dealer or an affiliate of a broker-dealer.

The requested revision has been made in the Amendment.

5.	If any seller is a broker-dealer, amend your registration statement to state that the seller broker-dealer is an underwriter.

Based on information supplied to us on behalf of each selling shareholder, no selling shareholder is a broker-dealer.

6.
If any seller is an affiliate of a broker-dealer, provide supplemental legal opinions stating that each such seller in not an affiliate of a broker-dealer as “affiliate’ is defined in Rule 405. If counsel cannot provide non-affiliate opinions, please revise the prospectus to provide Item 507 and 508 information and state that:

•	the sellers purchased in the ordinary course of business, and

•	at the time of the purchase of the securities to be resold, the sellers had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

We have revised the prospectus in the Amendment to provide the requested revisions with respect to the selling shareholders that are affiliates of broker-dealers.

Plan of Distribution, page 27

7.
Expand to state that before any commissions or other compensation is paid for the sale of the securities, a post-effective amendment to this registration statement will be filed, naming the agents to be compensated and the compensation arrangements.

The requested revision has been made in the Amendment.

8.
Expand to state that before any permitted transferees of a Selling Shareholder use the Prospectus for sales, you will file a post-effective amendment to this registration statement listing the permitted transferees as sellers.

We have expanded the disclosure in the Amendment to state that subsequent holders of the Securities may not use the prospectus until a post-effective amendment to the Registration Statement or a prospectus supplement is filed naming such holders.  We respectfully submit that, in certain circumstances, the Company may use a Rule 424(b) prospectus supplement in lieu of a post-effective amendment to update the selling shareholder table to reflect a transfer from a previously identified selling shareholder.

As provided in the Division of Corporation Finance’s Securities Act Rules Compliance and Disclosure Interpretation 220.04 (“CDI 220.04”),

“[i]f the company is not eligible to rely on Rule 430B when the registration statement is initially filed, it must file a post-effective amendment to add selling shareholders to a registration statement related to a specific transaction that was completed prior to the filing of the resale registration statement. A Rule 424(b) prospectus supplement may be used to post-effectively update the selling shareholder table to reflect a transfer from a previously identified selling shareholder. The new investor’s shares must have been acquired or received from a selling shareholder previously named in the resale registration statement and the aggregate number of securities or dollar amount registered cannot change.”

We are not aware of any specific transactions that were completed prior to the filing of the Registration Statement.  As a result, and in compliance with the CDI 220.04, we will not update the selling shareholder table using a Rule 424(b) prospectus supplement to reflect any specific transaction that was completed prior to such time.  We would only use a Rule 424(b) prospectus supplement to update the prospectus to reflect a transfer of Securities from a previously identified selling shareholder. Any such prospectus supplement would not change the aggregate number of securities or dollar amount registered.  In these circumstances, the Company may choose to update the selling shareholder table using a Rule 424(b) prospectus supplement in lieu of a post-effective amendment to reflect any post-effective transfers from selling shareholders to permitted transferees.

*           *           *           *           *

As requested, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing responses, please do not hesitate to contact me at (276) 628-9181 or our counsel, Lee G. Lester at Williams Mullen, at (804) 420-6583.

           Thank you for your assistance in this matter.

Yours truly,

/s/ Samuel L. Neese
Samuel L. Neese
Executive Vice President and Chief Executive Officer